06017807

RECEIVED

2006 OCT 30 P 1:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 19, 2006

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering
"ISSUANCE OF DOMESTIC UNSECURED YEN BONDS"

Thank you for your assistance in handling it as required.

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

Sincerely yours,

櫻井宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

dw 10/30

19 October 2006
Yasuo Inubushi
President, Chief Executive Officer &
Representative Director
Kobe Steel, Ltd.
(Tokyo Stock Exchange Code No. 5406)

Contact: Publicity Group
Kobe Steel, Ltd.

Tel: Tokyo 03-5739-6010
Kobe 078-261-4040

ISSUANCE OF DOMESTIC UNSECURED YEN BONDS

Kobe Steel, Ltd. hereby gives notice that it has decided to issue Domestic Unsecured Yen Bonds under the terms as set forth below:

Domestic Unsecured Yen Bonds due 30 October, 2013

1.	Name:	Kobe Steel, Ltd. Series 43 Unsecured Bonds (Limited Inter-Bond Pari Passu Clause)
2.	Total Amount of Issue:	10 Billion Yen
3.	Denomination of Bond:	100,000,000 Yen each
4.	Interest Rate:	1.91% per annum of the principal of the Bonds
5.	Issue Price:	100% of the principal amount of the Bonds
6.	Redemption Price:	100% of the principal amount of the Bonds
7.	Maturity Date:	To be redeemed in a lump sum on 30 October 2013
8.	Offering Period:	19 October 2006
9.	Closing Date:	30 October 2006
10.	Method of Issue:	Public offering in the domestic market
11.	Date of Payment of Interest on the Bonds:	Semiannually on 30 April and 30 October
12.	Status of the Bonds:	Unsecured by assets or guarantees
13.	Fiscal Agent:	Mizuho Corporate Bank, Ltd.
14.	Underwriters:	Mitsubishi UFJ Securities Co.,Ltd.

Use of Proceeds: To be applied toward redemption of bonds